Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

Certain excerpts from Kinder Morgan, Inc. Quarterly Earnings Conference Call held April 18, 2012:

Rich Kinder:	Now let me give you an update on the El Paso acquisition because I know that’s a subject that everybody’s interested in and I’ll make several points.

First, as we’ve said all along, we expect the acquisition to be nicely accretive to KMI. As a result of that and the normal growth rate that we have, KMI expects its dividends per share to grow at an average annual rate of 12.5% through 2015 from its budgeted 2011 dividend per share of $1.16.

Secondly, one of the things we set out to do early on was to make sure that we are marching along on the integration efforts to put these two great companies together. That’s proceeded very much on schedule; enormous effort by lots of people on both the Kinder Morgan and the El Paso side.

We are now far enough along that we’re very confident that we will meet or exceed the $350 million per year target in cost savings and other synergies that we pegged at the beginning of the process.

Third point is, as you all know, shareholders of both companies have overwhelmingly approved the merger.

Fourth point is that we, as promised, at the beginning of the process, have entered into a definitive agreement to sell El Paso’s E&P business for approximately $7.15 billion to a group led by Apollo Global Management.

We expect to close that transaction at about the same time as the merger closes. And importantly, we expect El Paso’s NOL carryforwards to largely offset any taxes from the sale, and therefore, we’ll be able to use virtually the entire proceeds to reduce the debt which KMI incurred for the cash portion of the merger consideration.

Next point is that we have, as you know, reached agreement with the FTC staff to divest certain KMP assets as a necessary step to receive regulatory approval of the transaction.

Subject to final approval by the commission, we’ve agreed to sell Kinder Morgan Interstate Gas Transmission, our trailblazer system, certain Wyoming processing and treating facilities and our 50% interest in the REX pipeline. We expect to close that sale in the third quarter of 2012.

The final point I would make is with regard to dropdowns. We intend to offer or drop down El Paso assets to KMP to replace the divested assets. All those divested assets I mentioned belong to KMP and we expect to offer to KMP all of Tennessee Gas Pipeline and a portion of El Paso Natural Gas.

We hope to close that transaction or drop down contemporaneously with the close of the divestiture of the KMP assets, which, again, we believe will occur in the third quarter of this year. We expect the combination of the divestiture and the dropdowns will be neutral to KMP’s distribution per unit in 2012 and accretive to KMP’s distribution per unit thereafter. El Paso also has offered to sell the remaining 14% of Colorado Interstate Gas and all of Cheyenne Plains Pipeline to El Paso Pipeline Partners, obviously, subject to final approval of both the El Paso and EPB boards.

We expect that dropdown to close contemporaneously with the close of the KMI-El Paso transaction and we expect it to be immediately accretive to the distribution per unit at El Paso Pipeline Partners. So that’s an update on the El Paso situation.

QUESTION AND ANSWERS

Coordinator:	Your next question comes from Jeremy Tonet with JPMorgan. Your line is open.

Rich Kinder:	Hi, Jeremy.

Jeremy Tonet:	Hi, good afternoon.

Rich Kinder:	Good afternoon.

Jeremy Tonet:	Just a question on the sale of Tennessee Gas replacing the assets that would be divested; it seems like the EBITDA stream there is larger than the assets being divested. So I wonder if you could talk a bit about some of the drivers there as far as the Tennessee Gas, you know, being bigger than those other assets being divested and how that comes out as being cash flow neutral.

Rich Kinder:	Let me be real clear. We had always intended, obviously, to have a dropdown from KMI to KMP of El Paso assets as soon as possible after the merger closes. The difference here is that now, as it turns out, KMP is divesting a chunk of assets.

They will have that cash available for them and then they will have access to the markets that they otherwise would have used to do a purchase absent the divestitures.

So yes, it’s — we would be selling all of Tennessee Gas and a substantial portion of El Paso Natural Gas, EPNG, which will be much larger than assets divested, both from a valuation standpoint and from a cash flow standpoint.

And what we’ve said is, to be very clear about it, is that we will make certain that that combination of the dropdown and the divestitures, which will occur simultaneously, will be neutral to KMP for the year 2012 and accretive in 2013 and thereafter.

Park Shaper:	And that’s on a distributable cash flow per unit basis.

Jeremy Tonet:	Okay, great. And I was just curious if you guys could comment at all as far as the net operating losses that El Paso has right now. How much of that might be consumed in the E&P sales? How much might be available thereafter, if that’s something that you can even talk about?

Park Shaper:	Yes, I think our expectation is that there will be excess NOLs beyond what is used in the sale of the E&P business.

Jeremy Tonet:	Okay, great. That does it for me. Thanks.

Rich Kinder:	Okay.

Coordinator:	Your next question comes from Ross Payne with Wells Fargo. Your line is open.

Rich Kinder:	Hi, Ross. How are you doing?

Ross Payne:	I’m doing fine. Thank you, Rich. The sale of Rockies Express Trailblazer and Kinder Interstate, you know, is coming sooner than I would have thought. Can you help us think about what strategic purchasers might be thinking about the assets and how they may be utilized over time?

Rich Kinder:	Well, I think you’d have to ask the purchasers. Right now, we have a lot of people who have signed. We’ve already gone out with confidentiality agreements. Those have been signed.

We’ve already sent the detailed books out to these people and we will start getting responses to that in the next few weeks and then will know more about exactly what they plan to do.

I think it’s fair to say that in the people who signed up to get the books, and they are numerous, that there’s some strategic players and some financial players and we would expect a spirited bidding contest and we’ll just see where it heads.

Park Shaper:	Yes. And the only thing I’d add to that is it’s an attractive set of assets. And each of the assets, we would much prefer not to sell. But this is the agreement that we struck, and as you said, we’ll execute on.

Ross Payne:	And you are pretty confident on Q3 closing on those?

Rich Kinder:	Yes, we feel good about that.

Ross Payne:	Okay, great. Thanks, guys.

Coordinator:	Once again, if you do have a question, please press star 1. Curt Launer with Deutsche Bank, your line is open.

Rich Kinder:	Hi, Curt. How are you doing?

Curt Launer:	Very well, thank you. Good afternoon. I wanted to just continue on the same topic a bit of the FTC-mandated sales and ask for you to run through to calculation of the discontinued operations.

It’s confusing to me at this point, just looking at the numbers that you’ve reported, how you end up with a significant loss on the discontinued operations given the nature of what you expect in terms of bidding for those assets going forward.

Park Shaper:	Well, I mean, the loss on the discontinued operations is just, you know, a function of our book value and then, you know, where we as — and then where we mark those assets.

And so, you know, I think you remember, you know, REX cost us about $6.7 billion to build. So the basis on that asset is relatively high.

Curt Launer:	Okay, so that was going to be the next question. Is most of that loss related to REX as opposed to the other assets?

Park Shaper:	Yes, I mean, I don’t think we want to get into a lot of detail on this in terms of…

Rich Kinder:	Clearly, there were some pluses and minuses that got to taking the write-down that we did, Curt.

Curt Launer:	Okay, thank you. And one more just clarification, just to be sure, you did say that you would project the dividend of $1.35 for all of 2012 at KMI. That is on a pro forma basis for the share count after the deal closes with El Paso, is that correct?

Rich Kinder:	No. We would say if we were never doing the El Paso deal, we would at least do $1.35 and we, you know, might do better than that given the fact that, as we’ve shown you, if you can multiply $707 million times $1.35, you get to $956 million or $957 million.

And as Kim already said, our budget calls for $985 million, absent El Paso, and we’re doing — we project we’ll do slightly better than that at KMI. So that’s where we are without El Paso.

With the El Paso transaction close, when that closes, we intend to come back around that time and put forward what we always said we would do, which is to adjust that dividend in light of the benefits of the El Paso merger.

And we would expect that dividend to be higher than $1.35. We said that consistently since the time that we announced the merger. And that higher dividend $1.35 will certainly take into account the additional 300 million plus shares that we will be putting out. Did that answer your question?

Important Additional Information Filed With The SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012 and have been declared effective. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000 Houston, Texas 77002 Attention: Investor Relations	1001 Louisiana Street Houston, Texas 77002 Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed merger of EP with KMI; the ability to obtain the requisite regulatory approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.